U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011*

2.	Letter of Transmittal

3.	Notice of Guaranteed Delivery

(b)	Not Applicable

*	Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on December 5, 2011.

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY THE COMINAR ACQUISITION GROUP TO PURCHASE ALL OUTSTANDING CANMARC UNITS.

LETTER OF TRANSMITTAL

For Deposit of Trust Units of

CANMARC REAL ESTATE INVESTMENT TRUST

(together with associated rights issued under any unitholder rights plan)

under the Offer dated December 2, 2011 made by

COMINAR ACQUISITION GROUP

(as defined below)

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5.00 P.M. (TORONTO TIME) ON JANUARY 12, 2012 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF: (1) YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING UNIT CERTIFICATE(S); OR (2) YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

UNITHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit trust units (the “Canmarc Units”) of Canmarc Real Estate Investment Trust (“Canmarc”) together with any associated rights issued under any unitholder plan of Canmarc (“Rights”) under the offer dated December 2, 2011 (the “Offer”) made by 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc., each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (collectively, the “Cominar Acquisition Group”), to purchase on the terms and subject to the conditions of the Offer all of the issued and outstanding Canmarc Units, including all Canmarc Units that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc or (iii) other securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights (other than URP Rights) to acquire, trust units of Canmarc, and must be received by Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

Holders of Canmarc Units (the “Unitholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Unitholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Unitholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Canmarc Units according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer and accompanying circular dated December 2, 2011 (the “Offer and Circular”) contain important information and Unitholders are urged to read the Offer and Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Canmarc Units under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. UNITHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR U.S. UNITHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. UNITHOLDER, PLEASE SEE INSTRUCTION 8.

NOTICE TO UNITHOLDERS RESIDENT IN THE UNITED STATES AND OTHER NON-CANADIAN JURISDICTIONS

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (DEFINED BELOW).

HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS.

ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM

SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER.

THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

An “Ineligible Unitholder” is a Unitholder for which the investment decision to deposit Canmarc Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction or other non-Canadian jurisdiction in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Cominar Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction).

Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	THE COMINAR ACQUISITION GROUP

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its Toronto, Ontario office set out herein

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned or the person on whose behalf the book-entry transfer is made, hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Canmarc Units and, effective immediately following the time when the Cominar Acquisition Group takes up Canmarc Units under the Offer (the “Effective Time”), irrevocably sells, assigns and transfers to the Cominar Acquisition Group all of the right, title and interest of the undersigned in and to the Deposited Canmarc Units. The term “Deposited Canmarc Units” refers to the Canmarc Units identified below as being deposited under the Offer together with all rights (including Rights) and benefits arising from such Canmarc Units including, without limitation, any and all Distributions, and the term “Distributions” refers to any and all distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Canmarc Units or any of them on and after the date of the Offer, including, without limitation, any distributions or payments on such distributions, payments, securities, property or other interests.

Box 1
DESCRIPTION OF CANMARC UNITS DEPOSITED UNDER THE OFFER (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Canmarc Units Represented by Certificate(s)*	Number of Canmarc Units Deposited**

TOTAL:

*	You do not need to complete these columns in respect of Canmarc Units deposited by book-entry transfer.

**	If you desire to deposit fewer than all Canmarc Units evidenced by any certificate(s) listed above, please indicate in this column the number of Canmarc Units you wish to deposit. Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

Unless waived by the Cominar Acquisition Group, Unitholders are required to deposit one Right for each Canmarc Unit deposited under the Offer in order to effect a valid deposit of such Canmarc Unit. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Cominar Acquisition Group for the Canmarc Units will be allocated to the Rights. The following procedures must be followed in order to effect the valid deposit of the Rights associated with the Canmarc Units:

(a)	if the Separation Time under the relevant Unitholders Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units will also constitute a deposit of the associated Rights;

(b)	if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time Canmarc Units are deposited under the Offer, Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited must be delivered with the Letter of Transmittal or a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

(c)	if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Canmarc Units are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Unitholder making the deposit, the Unitholder may deposit its Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Note that, in any case, a deposit of Canmarc Units hereunder constitutes an agreement by the Unitholder making the deposit to deliver Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited by the Unitholder, or a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Cominar Acquisition Group reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Unitholder making the deposit, prior to taking up the Canmarc Units deposited by such Unitholder for payment pursuant to the Offer, Rights Certificates (or a Book-Entry Confirmation) from the Unitholder representing Rights equal in number to the Canmarc Units deposited by the Unitholder.

Box 2

DESCRIPTION OF THE RIGHTS DEPOSITED UNDER THE OFFER*

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Rights Represented by Certificate(s)**	Number of Rights Deposited*

TOTAL:

*	You do not need to complete this box if the Separation Time has not occurred prior to the Expiry Time and Rights Certificates have not been issued by Canmarc because in that case a deposit of Canmarc Units by the undersigned will also constitute a deposit of all of the associated Rights.

**	You do not need to complete these columns in respect of Rights deposited by book-entry transfer.

Box 3

ELECTION FOR CASH OR COMINAR UNITS

Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Unit Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Canmarc Units under the Offer with this Letter of Transmittal or book-entry transfer, as applicable. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE

Unitholders that check this box will receive $15.30 cash for each Canmarc Unit deposited under the Offer.

OR

☐	UNIT ALTERNATIVE

Unitholders that check this box will receive 0.7054 trust unit of Cominar Real Estate Investment Trust for each Canmarc Unit deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

If the undersigned fails to elect the Cash Alternative or the Unit Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Canmarc Units.

No fractional Cominar Units will be issued pursuant to the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Cominar Unit will receive a cash payment determined on the basis of $21.69 for each Cominar Unit.

If a Unitholder delivered a Notice of Guaranteed Delivery in respect of Units deposited with this Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received under the Offer will supersede any election made in this Letter of Transmittal. See Instruction 2 below, “Procedure for Guaranteed Delivery”.

The undersigned represents and warrants that:

(a)	the undersigned has received the Offer and Circular;

(b)	the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Canmarc Units to the Cominar Acquisition Group and all rights and benefits arising from such Deposited Canmarc Units including, without limitation, any Distributions;

(c)	the undersigned or the person on whose behalf a book-entry transfer is made owns the Deposited Canmarc Units;

(d)	the Deposited Canmarc Units and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Canmarc Units or Distributions, to any other person,

(e)	the deposit of the Deposited Canmarc Units complies with applicable Laws; and

(f)	when the Deposited Canmarc Units are taken up and paid for by the Cominar Acquisition Group will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances the Cominar Acquisition Group may, among other things, (i) vary, extend or terminate the Offer (see Section 5 of the Offer, “Extension, Variation or Change in the Offer”), or (ii) make such adjustments as it considers appropriate to the offer price and other terms of the Offer to reflect any changes on or after the date of the Offer in the Canmarc Units or Canmarc’s capitalization (see Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Canmarc should declare, set aside, allot or reserve any Distributions that are payable or distributable to Unitholders on a record date prior to the date of transfer into the name of the Cominar Acquisition Group or its nominee or transferee on the securities registers maintained by or on behalf of Canmarc in respect of Canmarc Units, then the Cominar Acquisition Group may reduce the Offer Price or the undersigned may be required to promptly transfer to the Cominar Acquisition Group such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer, “Changes in Capitalization; Adjustments; Liens”).

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each trustee and officer of the Cominar Acquisition Group, and any other person designated by the Cominar Acquisition Group in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Canmarc Units (which Deposited Canmarc Units and Rights upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Canmarc;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Unitholder, to exercise any and all rights of such Unitholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Cominar Acquisition Group, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Cominar Acquisition Group in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Unitholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Unitholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Unitholder; and

(d)	to exercise any other rights of a Unitholder with respect to such Purchased Securities.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Unitholder at any time with respect to the Deposited Canmarc Units or any Distributions. Such depositing Unitholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Canmarc Units or any Distributions by or on behalf of the depositing Unitholder unless the Deposited Canmarc Units are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Canmarc Units”.

The undersigned also agrees following the Effective Time not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc and, except as may otherwise be agreed with the Cominar Acquisition Group, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Cominar Acquisition Group any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Cominar Acquisition Group as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Cominar Acquisition Group, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Cominar Acquisition Group. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Unitholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Unitholder and all obligations of the Unitholder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Unitholder.

The Depositary will act as the agent of persons who have deposited Canmarc Units in acceptance of the Offer for the purposes of receiving payment from the Cominar Acquisition Group and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Canmarc Units under the Offer.

All amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Unitholder who has deposited (and not withdrawn) Canmarc Units under the Offer that have been taken up and accepted for payment will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn.$25 million, which will be made by wire transfer (as described below)) payable in Canadian funds in the amount to which the person depositing Canmarc Units is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Canmarc Units so deposited. Unless the person depositing the Canmarc Units instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Canmarc. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Cominar Acquisition Group may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Cominar Acquisition Group or the Depositary by reason of any delay in making payments for Canmarc Units to any person on account of Canmarc Units accepted for payment under the Offer.

Pursuant to rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of Cdn.$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any Deposited Canmarc Units that are not taken up and paid for by the Cominar Acquisition Group under the Offer for any reason will be returned, at the Cominar Acquisition Group’s expense, to the depositing Unitholder as soon as practicable after the Expiry Time or termination of the Offer, by either (i) sending certificates representing the Canmarc Units not purchased by first class insured mail to the address of the depositing Unitholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Canmarc, or (ii) in the case of Canmarc Units deposited by book-entry transfer of such Canmarc Units pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Canmarc Units to the depositing Unitholder’s account maintained with CDS.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Cominar Units on behalf of Ineligible Unitholders through the facilities of the TSX).

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

UNITHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate

BLOCK A PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE
(please print or type)	(Unless Block “D” is checked) TO ☐ Same as address in Block “A” or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Canmarc Units if required for any reason.

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)	☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for U.S. Unitholders Only” for further details.

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐       CHECK HERE IF CANMARC UNITS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder	Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F

U.S. UNITHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER:

☐       The person signing this Letter of Transmittal represents that it is not a U.S. Unitholder, is not acting on behalf of a U.S. Unitholder and does not have a U.S. address; or

☐       The person signing this Letter of Transmittal represents that it is a U.S. Unitholder, is acting on behalf of a U.S. Unitholder or has a U.S. address.

IF YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE INFORMATION AGENT AND/OR THE DEPOSITARY.

BLOCK G

U.S. AND OTHER NON-CANADIAN UNITHOLDERS

If you are a Unitholder resident in the U.S. or other non-Canadian jurisdiction or are acting on behalf of a Unitholder resident in the U.S. or other non-Canadian jurisdiction, or if the address for delivery of the Cominar Units set out in Block B above is in the United States or an other non-Canadian jurisdiction, you represent that the person making the investment decision to deposit Canmarc Units under the Offer is resident in the state or other jurisdiction listed in Block A above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Canmarc Units for each jurisdiction.

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Canmarc Units under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

☐	The person signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Canmarc Units under the Offer is an (are) Ineligible Unitholder(s).

YOU ACKNOWLEDGE THAT THE COMINAR ACQUISITION GROUP IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE COMINAR UNITS. YOU ACKNOWLEDGE AND AGREE THAT IF THE COMINAR ACQUISITION GROUP DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE UNITHOLDER, OR IF THIS BLOCK G IS PARTIALLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, THE COMINAR ACQUISITION GROUP IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE UNITHOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE OFFER AND CIRCULAR.

UNITHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Unitholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Canmarc Units or Rights, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 4, by a fiduciary or authorized representative.

BLOCK H SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3):

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Dated:

Signature of Unitholder or Authorized Representative (see Instructions 2, 3 and 4)

Name of Unitholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile number of Unitholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. UNITHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see W-9 Guidelines):

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐ Individual/Sole Proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐Trust/Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)

☐ Other

Address

City Name Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. citizen or other U.S. person (defined below).

Signature Date , 2011

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature                                                                                              Date

DEFINITION OF A U.S. PERSON: For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Canmarc Units and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing the deposited Rights (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Canmarc Units or Rights (or any Book-Entry Confirmation), and all other required documents is at the option and risk of the Unitholder depositing these documents. The Cominar Acquisition Group recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon physical receipt by the Depositary.

(c)	Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

2.	Procedure for Guaranteed Delivery

If a Unitholder wishes to deposit Canmarc Units under the Offer and either (a) the certificate(s) representing the Canmarc Units is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Canmarc Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all Deposited Canmarc Units and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificates(s) representing all deposited Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed with the signature(s) guaranteed if required by Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, are physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

(d)	if the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed by Canmarc before the Expiry Time, the Rights Certificate(s) representing all deposited Rights, together with this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed with the signature(s) guaranteed if required by Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, are physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed by Canmarc.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Canmarc Units and, if applicable, Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in Canada or the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Unitholder accepting the Offer described above or by such Unitholder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction (a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Canmarc Units in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Canmarc:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate unit transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)	the signature(s) on the endorsement panel or unit transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)	such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of Canmarc Unit certificate(s) deposited herewith or in the circumstances set out in (a), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any unit certificate or unit transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either the Cominar Acquisition Group or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) is (are) to be sent to or, in respect of partial deposits of Canmarc Units, certificates representing Canmarc Units are to be returned to, someone at an address other than the address of the Unitholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Unitholder at the address of such Unitholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Unitholder as it appears on the securities register maintained by or on behalf of Canmarc. Any cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Canmarc Units evidenced by any certificate(s) submitted is to be deposited, fill in the number of Canmarc Units to be deposited in the appropriate space in Box 1, entitled “Number of Canmarc Units deposited” on this Letter of Transmittal. In such case, new certificate(s) for the number of Canmarc Units not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Canmarc Units by book-entry transfer.

8.	Substitute Form W-9 for U.S. Unitholders Only

United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Canmarc Units to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Unitholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Unitholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Unitholder is awaiting a TIN), (2) that (i) the Unitholder is exempt from backup withholding; (ii) the Unitholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Unitholder that he is no longer subject to backup withholding; and (3) that the Unitholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Canmarc Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY THE COMINAR ACQUISITION GROUP TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; AND (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

9.	Notice to certain Unitholders resident in the U.S. or other non-Canadian jurisdictions

All Ineligible Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Canmarc Units are held of their status as an Ineligible Unitholder. Failure by an Ineligible Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Canmarc Units are held of such Unitholder’s status as an Ineligible Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state or other jurisdiction who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state or other jurisdiction of which such Unitholder is a resident. Any Unitholder resident in the U.S. or other non-Canadian jurisdiction who deposits Canmarc Units using a Letter of Transmittal that does not indicate whether such Unitholder resident in the U.S. or other non-Canadian jurisdiction is an Ineligible Unitholder will be deemed to have certified that such Unitholder is not an Ineligible Unitholder.

Unless otherwise indicated in Block G above, the undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal represent(s) Units not held by or on behalf of one or more Ineligible Unitholders. The undersigned acknowledges that The Cominar Acquisition Group and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and The Cominar Acquisition Group is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

See “Notice to Unitholders in the United States and in other countries” above for further information.

10.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

11.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Canmarc Units, additional certificate numbers and number of Canmarc Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Canmarc Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Canmarc Units will be purchased. All depositing Unitholders by execution of this Letter of Transmittal, or a manually executed facsimile copy hereof, waive any right to receive any notice of the acceptance of Deposited Canmarc Units for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec and all courts competent to hear appeals therefrom.

(e)	the Cominar Acquisition Group will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Canmarc Units under the Offer.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Canmarc Units deposited under the Offer will be determined by the Cominar Acquisition Group in its sole discretion. Depositing Unitholders agree that such determination will be final and binding. The Cominar Acquisition Group reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Cominar Acquisition Group reserves the absolute right to waive any defects or irregularities in the deposit of any Canmarc Units. There shall be no duty or obligation of the Cominar Acquisition Group, the Depositary any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Cominar Acquisition Group’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Cominar Acquisition Group reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

12.	Lost Certificates

If a certificate representing Canmarc Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Canmarc’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Canmarc Units has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Canmarc Units represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time.

13.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document.

FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or a disregarded entity	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporation (or LLC electing corporate status on Form 8832)	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC treated as a partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular and this Letter of Transmittal may be directed to the Information Agent and/or the Depositary. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY THE COMINAR ACQUISITION GROUP FOR ALL THE OUTSTANDING CANMARC UNITS.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Trust Units of

CANMARC REAL ESTATE INVESTMENT TRUST

(together with associated rights issued under any unitholder rights plan)

under the Offer dated December 2, 2011 made by

COMINAR ACQUISITION GROUP

(as defined below)

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 12, 2011 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

(1)	YOUR CERTIFICATE(S) REPRESENTING YOUR TRUST UNITS ARE NOT IMMEDIATELY AVAILABLE;

(2)	YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK ENTRY TRANSFER OF YOUR TRUST UNITS ON A TIMELY BASIS; OR

(3)	YOU ARE NOT ABLE TO DELIVER SUCH CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated December 2, 2011 (the “Offer”) made by 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc., each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (the “Cominar Acquisition Group”), to purchase on the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units (the “Canmarc Units”) of Canmarc Real Estate Investment Trust (“Canmarc”), together with any associated rights issued under any unitholder plan of Canmarc (“Rights”), including all Canmarc Units that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc or (iii) other securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights (other than URP Rights) to acquire, trust units of Canmarc, only if certificate(s) representing the Canmarc Units to be deposited under the Offer are not immediately available or if the holder of the Canmarc Units (the “Unitholder”) is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Glossary to the Offer and accompanying circular dated December 2, 2011 (the “Offer and Circular”) have the respective meanings ascribed thereto in the Offer and Circular.

All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

Questions or requests for assistance in accepting the Offer, completing this Notice of Guaranteed Delivery and depositing Canmarc Units with the Depositary may be directed to the Information Agent and/or the Depositary. Their contact details are provided at the end of this document. Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Unitholder wishes to deposit Canmarc Units under the Offer and either (i) the certificate(s) representing the Canmarc Units is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Canmarc Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)	the certificate(s) representing all Deposited Canmarc Units, and if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	if the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed by Canmarc before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with instructions set out in the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed by Canmarc.

An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).

The undersigned understands and acknowledges that payment for Canmarc Units deposited and taken up by the Cominar Acquisition Group under the Offer will be made only after timely receipt by the Depositary of the certificate(s) representing the Canmarc Units and, if applicable, Rights Certificates, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Canmarc Units and, if applicable, Rights, with the signature(s) guaranteed, if required in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. The undersigned further understands and acknowledges that under no circumstances will interest accrue, or be paid by the Cominar Acquisition Group or the Depositary to the persons depositing Canmarc Units, on the purchase price of Canmarc Units purchased by the Cominar Acquisition Group, regardless of any delay in making payments for Canmarc Units, and that the consideration for the Canmarc Units tendered pursuant to the guaranteed delivery procedures will be the same as that for the Canmarc Units delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Units to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary for such Units is not made until after the take-up of, and payment for, the Canmarc Units under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

NOTICE TO UNITHOLDERS IN THE UNITED STATES AND OTHER COUNTRIES

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS

2

MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (DEFINED BELOW).

HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS.

ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER.

THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

An “Ineligible Unitholder” is a Unitholder for which the investment decision to deposit Canmarc Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction or other country in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Cominar Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction).

Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada.

3

TO:	THE COMINAR ACQUISITION GROUP

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Registered Mail, by Hand or by Courier:	By Facsimile Transmission:

Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	1-905-771-4082

Attention: Corporate Actions	Attention: Corporate Actions

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMPANY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMPANY SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

TO:	THE COMINAR ACQUISITION GROUP

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned hereby deposits with the Cominar Acquisition Group, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of each of which is hereby acknowledged, the Canmarc Units listed below in Box 1, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Box 1
CANMARC UNITS* (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s))	Number of Canmarc Units Represented by Certificate(s)*	Number of Canmarc Units Deposited*

TOTAL:

Box 2

DESCRIPTION OF THE RIGHTS DEPOSITED UNDER THE OFFER**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

(To be completed if necessary.)

Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Rights Represented by Certificate(s)*	Number of Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered with a Letter of Transmittal will be deemed to have been deposited.
**	The following procedures must be followed in order to effect the valid delivery of Rights Certificates: (a) if the Separation Time under the Unitholders Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units by the undersigned will also constitute a deposit of the associated Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time the undersigned deposits Canmarc Units under the Offer, Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited under the Offer must be delivered with the certificates representing the Canmarc Units; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time the undersigned deposits its Canmarc Units under the Offer, or the Rights Certificates have been distributed but not received by the undersigned, the undersigned may deposit its Rights before receiving Rights Certificates by using the guaranteed delivery procedure. Note that in any case, a deposit of Canmarc Units constitutes an agreement by the undersigned to deliver Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited by the undersigned on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Cominar Acquisition Group reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Canmarc Units deposited by the undersigned for payment pursuant to the Offer, Rights Certificates from the undersigned representing Rights equal in number to the Canmarc Units deposited by the undersigned.

5

Box 3
ELECTION FOR CASH OR COMINAR UNITS
Under the Offer, the undersigned may elect the Cash Alternative (as defined in the Offer and Circular) or the Unit Alternative (as defined in the Offer and Circular) with respect to all of the Deposited Canmarc Units (as defined in the Offer and Circular). The undersigned hereby elects as follows:

☐ CASH ALTERNATIVE Unitholders that check this box will receive $15.30 cash for each Canmarc Unit deposited under the Offer.

OR

☐

UNIT ALTERNATIVE

Unitholders that check this box will receive 0.7054 trust unit of Cominar for each Canmarc Unit deposited under the Offer (subject to proration on the terms as described in the Offer and Circular).

If the undersigned fails to elect the Cash Alternative or the Unit Alternative in this Notice of Guaranteed Delivery, the undersigned will be deemed to have elected the Cash Alternative for all of the Deposited Canmarc Units.

No fractional Cominar Units will be issued pursuant to the Offer. Any Unitholder that would otherwise be entitled to receive a fractional Cominar Unit will receive a cash payment determined on the basis of $21.69 for each Cominar Unit.

IF A UNITHOLDER DELIVERS THIS NOTICE OF GUARANTEED DELIVERY IN RESPECT OF UNITS TO BE DEPOSITED WITH A LETTER OF TRANSMITTAL, THE ELECTION (OR DEEMED ELECTION) MADE IN THIS NOTICE OF GUARANTEED DELIVERY AS TO THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER WILL SUPERSEDE ANY ELECTION MADE IN A LETTER OF TRANSMITTAL.

6

UNITHOLDER SIGNATURE(S)

Signature(s) of Unitholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

*	Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited.

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Canmarc Units deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Postal/Zip Code	Title

Area Code and Telephone Number	Date

7

The Depositary for the Offer is:

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular and this Notice of Guaranteed Delivery may be directed to the Information Agent and/or the Depositary. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011*

1.2	Advertisement, dated December 2, 2011*

1.3	Press Release, dated December 2, 2011*

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010*

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011*

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer*

2.6	Material Change Report of Cominar dated December 6, 2011 with respect to a prospectus offering of 5,734,000 Cominar Units

*	Previously furnished as an exhibit to the filing person’s Form CB submitted to the SEC on December 5, 2011.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cominar concurrently with the furnishing of Form CB on December 5, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Paquet
Name:	Michel Paquet
Title:	Senior Executive Vice-President and Secretary

Date: December 14, 2011